March 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Steve Lo Craig Arakawa George K. Schuler Michael Purcell Irene Barberena-Meissner

Re:	U.S. GoldMining Inc.
Registration Statement on Form S-1
Filed February 10, 2023
File No. 333-269693

Ladies and Gentlemen:

This letter is submitted on behalf of U.S. GoldMining Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 24, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on February 10, 2023 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No.1”), which has been amended in response to the Staff’s comments in the Comment Letter.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 1 in response to the Staff’s comments. All page references in the responses set forth below refer to page numbers in Amendment No. 1 as filed conterminously here with. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1 filed February 10, 2023

Capitalization, page 36

1.	For the amounts included in the “As adjusted for IPO” column, please provide footnote disclosure that clearly demonstrates how you derived these figures. In addition, describe how you allocate the proceeds of the offering to warrants and your bases under USGAAP.

The Company acknowledges the Staff’s comment and advises the Staff that Amendment No. 1 contains a footnote explaining how the amounts in the “As Adjusted for IPO” column in the capitalization table on page 37 of Amendment No. 1 have been derived.

With respect to how the proceeds of the offering were allocated to the warrants, the Company initially relied on the public offering price of the warrants, which is $0.0001, and multiplied it by the number of warrants being offered, which is 2,000,000, thereby arriving at $200. Upon further analysis, the Company does not believe the allocation is correct for the capitalization table. Furthermore, the Company has determined that the inclusion of the warrants in the capitalization table itself was not correct given the uncertainty as to whether the underlying shares will ever be issued. As such, the capitalization table on page 37 of Amendment No. 1 has been revised to remove warrants as a line item and a qualification to the table has been added to note that the capitalization excludes (i) the shares of common stock underlying the warrants and (ii) shares of common stock that have been reserved for issuance under the Company’s share based compensation plans. Following the consummation of the offering, the Company intends to value the warrants using the Black-Scholes valuation methodology in compliance with U.S. GAAP.

Haynes and Boone, LLP	30 Rockefeller Plaza | 26th Floor | New York, NY 10112 T: 212.659.7300 | haynesboone.com

U.S. Securities and Exchange Commission

March 2, 2023

Exhibits

2.	We note that Section 5(e) of your form of warrant filed as Exhibit 4.2 provides that each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, and each party thereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute thereunder or in connection therewith or with any transaction contemplated thereby or discussed therein. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Please also add a risk factor that describes any risks or other impacts to investors and address any uncertainty about enforceability. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant states this clearly.

The Company acknowledges the Staff’s comment and advises the Staff that the exclusive forum provision of the form of warrant does not apply to actions arising under the Securities Act or the Exchange Act, provided, however, that actions brought under the Securities Act or the Exchange Act must be commenced in the federal courts sitting in the City of New York, Borough of Manhattan. The form of warrant has been revised to state that actions brought under the Securities Act or the Exchange Act may only be commenced in the federal courts sitting in the City of New York, Borough of Manhattan. Please see Exhibit 4.2 of Amendment No. 1.

The Company has added a risk factor describing the risks and impacts, as well as the uncertainties regarding enforceability, of the forum provisions of the warrant. Please see page 32 of Amendment No. 1.

3.	We also note the form of warrant agreement filed as Exhibit 4.3 provides that the Company agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. This provision is inconsistent with the exclusive forum provision in your form of warrant. Please advise or revise and consider the comment above.

The Company acknowledges the Staff’s comment and advises the Staff that the form of warrant agreement filed as Exhibit 4.3 has been replaced with a form of warrant agreement that does not contain an exclusive venue clause, therefore the discrepancy no longer exists. Please see Exhibit 4.3 of Amendment No.1.

4.	We note the legal opinion filed as Exhibit 5.1 is limited to the present laws of the State of Nevada. Please have counsel revise the legal opinion filed as Exhibit 5.1 to additionally opine as to New York law. In this regard, we note your forms of warrant and warrant agreement, which govern the terms of the warrants, are each governed by the laws of the State of New York. For guidance, refer to Section II.B.1.f and II.B.3.b of Staff Legal Bulletin 19.

The Company acknowledges the Staff’s comment and advises the Staff that the legal opinion filed as Exhibit 5.1 of Amendment No. 1 has been revised to opine as to New York law. Please see Exhibit 5.1 of Amendment No. 1.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Tim Smith, U.S. GoldMining Inc. Bruce Newsome, Esq., Haynes and Boone, LLP